

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

February 9, 2009

<u>via U.S. mail and facsimile</u>

Terry Lee, Chief Executive Officer
Heartland, Inc.
1501 Cumberland Gap Parkway
Middlesboro, KY 40965

        **RE: Heartland, Inc
              Form 10-KSB for the Fiscal Year Ended December 31, 2007
              Filed April 14, 2008
              File No. 000-27045**

Dear Mr. Lee:

We have completed our review of your Form 10-KSB and related filings and have no
further comments at this time.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief